Exhibit 7

Statement Regarding Ratio of Earnings to Fixed Charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no mandatory preferred share dividends in any of the periods indicated.

	For the year ended
CHF million, except for ratio	31.12.17	31.12.16	31.12.15	31.12.14	31.12.13
Pre-tax earnings from continuing operations	4,977	4,009	5,349	2,424	3,287
Add: Fixed charges	7,865	7,998	7,052	7,293	8,030
Pre-tax earnings before fixed charges	12,842	12,007	12,401	9,717	11,317

Fixed charges:
Interest expense	7,728	7,399	6,449	6,639	7,351
Other¹	137	599	603	653	679
Total fixed charges	7,865	7,998	7,052	7,293	8,030

Ratio of earnings to fixed charges²	1.63	1.50	1.76	1.33	1.41

1 Other fixed charges relate to the estimated interest component of rental expense.    2 A ratio of earnings to combined fixed charges and preference security dividend requirements is not presented as it equals the ratio of earnings to fixed charges.